news release

Zi Corporation Retains Placement Agent for Financing

Calgary, AB, February 23, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) (the "Corporation"), a leading provider of intelligent interface solutions for mobile devices, today announced that it has entered into a placement agent agreement with a United States-based firm specializing in private investments in public companies to act as the Corporation’s placement agent in connection with a proposed private placement in the United States (the "Private Placement") of up to US$10 million of Corporation units ("Units").

Each Unit will be immediately separable and consist of: i) one Corporation common share priced at 90 percent of the volume weighted average trading price of the Corporation’s common shares on the Nasdaq Global Market for the five trading days preceding the date of closing; and ii) 0.20 of a warrant where each whole warrant shall be exercisable for the purchase of one Corporation common share. The warrants shall have a term of five years from the date of closing and an exercise price per common share equal to 120 percent of the volume weighted average trading price of the Corporation’s common shares on the Nasdaq Global Market for the five trading days preceding the date of closing.

The proceeds of the Private Placement are intended for general corporate purposes. The Private Placement will be conducted on a best efforts basis and is subject to certain conditions including regulatory approval.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

Intelligent Interface Solutions

Except for statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the announcement of the proposed Private Placement and the intended use of proceeds from such offering involve known and unknown risks, uncertainties and other factors which may cause actual events or results to differ materially from those reflected in such forward-looking statements. Such factors include, among other things, the need to satisfy the conditions set forth in the placement agreement, the need to satisfy the regulatory and legal requirements with respect to the proposed Private Placement, risks related to the Corporation’s business, market fluctuations in prices of securities for technology companies, uncertainties about the availability of additional financing and other risks and uncertainties described in the Corporation’s recent annual report on Form 20-F and reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. The Private Placement is on a best-efforts basis and therefore there is no certainly that the full amount of the Private Placement will be raised or that the Private Placement will close. Although the Corporation has attempted to identify important factors that could cause actual events or results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as future events and actual results could differ materially from those anticipated in such statements. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions